FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of January, 2006

Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant’s name into English)

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC Corporation (Registrant)

By	/S/ FUJIO OKADA
Fujio Okada
General Manager, Legal Division

Date: January 13, 2006

(Translation)

January 13, 2006

NEC Corporation
Akinobu Kanasugi, President
(Tokyo Stock Exchange, 1st Section;
Code Number 6701)
Attention: Sojiro Shimura
Public Relations Division
Tel: +81-3-3798-6511

Notice on Results of NEC’s Tender Offer

NEC Corporation (hereinafter referred to as “NEC”) announced today the results of the tender offer that were completed on January 12, 2006. Pursuant to the resolution at the meeting of the Board of Directors held on November 24, 2005, NEC had conducted a tender offer under the Securities and Exchange Law of Japan for the shares of NEC Infrontia Corporation (Tokyo Stock Exchange, 1st Section; Code Number 6705. hereinafter referred to as “NEC Infrontia”) since November 25, 2005.

1.	Summary of Tender Offer

(1)	Name and address of Offeror:	NEC Corporation 7-1, Shiba 5-chome, Minato-ku, Tokyo 108-8001, Japan

(2)	Name of Target Company:	NEC Infrontia Corporation

(3)	Type of Shares to be Purchased:	Common Shares

(4)	Tender Offer Period:	From November 25, 2005 (Friday) to January 12, 2006 (Thursday) (49 days)

(5)	Purchase Price:	569 yen per share

2.	Results of Tender Offer

(1)	Status of Tender:

	Total Number of Shares Planned to Be Purchased:	58,948,372 shares
	Total Number of Shares Tendered:	15,718,809 shares
	Total Number of Shares Purchased :	15,718,809 shares

(2)	Status of Purchase:

NEC purchases all tendered shares.

Total Number of Applicant Shareholders	Total Number of Shares Tendered	Total Number of Shares Purchased	Total Number of Shares Not Purchased
1,253	15,718,809 shares	15,718,809 shares	0 shares

(3)	Calculation in case of Purchase of Shares on Pro Rata Basis: N/A

(4)	Number of Shares Held and Ownership Ratio After Tender Offer:

	Number of Shares Held Prior to Tender Offer:	67,554,980 shares
(Ownership Ratio 53.31%)
	Number of Shares Held After Tender Offer:	83,273,789 shares
(Ownership Ratio 66.15%)

	(Note 1)	The ownership ratio for the Number of Shares Held Prior to Tender Offer was calculated based on the total number of issued shares of NEC Infrontia as of September 30, 2005 (126,724,074 shares).
	(Note 2)	The ownership ratio for the Number of Shares Held After Tender Offer was calculated based on the sum of the total number of issued shares of NEC Infrontia (126,724,074 shares (as of September 30, 2005)) and the number of the shares that were issued or transferred to the holders of the stock acquisition rights (including the stock acquisition rights stipulated in Paragraph 2, Article 210-2 of the former Commercial Code of Japan) of NEC Infrontia upon exercise of such stock acquisition rights by the end of the tender offer period (122,000 shares), deducting the number of treasury stock owned by NEC Infrontia (952,722 shares (as of September 30, 2005)).

(5)	Funding for Tender Offer:	8,944 million yen

3.	Procedures and Commencement Date of Settlement

(1)	Names and Locations of the Head Office of Securities Firms Handling the Settlement:

	Daiwa Securities SMBC Co., Ltd. (TOB Agent)	8-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo

	Daiwa Securities Co., Ltd. (TOB Sub-agent)	6-4, Otemachi 2-chome, Chiyoda-ku, Tokyo

(2)	Commencement Date of Settlement:	January 20, 2006 (Friday)

(3)	Settlement Procedures:

A notice of purchase will be sent to the address of each applicant shareholder without delay after the date hereof (in case of a foreign shareholder, to the address of his/her standing agent in Japan).

The purchase will be made in cash. The fund will be paid by the TOB Agent or the TOB Sub-agent on or after the commencement date of settlement in accordance with the instructions of each applicant shareholder, either by remittance, or at the head office or any of the domestic branch offices of the TOB Agent or the TOB Sub-agent where the application for the tender offer was accepted.

4.	Place of the Registration Statement Available for Public Inspection

Name	Address
NEC Corporation	7-1, Shiba 5-chome, Minato-ku, Tokyo
Tokyo Stock Exchange, Inc.	2-1, Nihonbashi Kabutocho, Chuo-ku, Tokyo

5.	Stock-for-Stock Exchange

In order to make NEC Infrontia its wholly-owned subsidiary, NEC plans to enter into stock-for-stock exchange agreement with NEC Infrontia by the end of February 2006.

CAUTIONARY STATEMENTS:

This material contains forward-looking statements pertaining to strategies, financial targets, technology, products and services, and business performance of NEC Corporation and its consolidated subsidiaries (collectively “NEC”). Written forward-looking statements may appear in other documents that NEC files with stock exchanges or regulatory authorities, such as the U.S. Securities and Exchange Commission, and in reports to shareholders and other communications. The U.S. Private Securities Litigation Reform Act of 1995 contains, and other applicable laws may contain, a safe-harbor for forward-looking statements, on which NEC relies in making these disclosures. Some of the forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates,” “aims,” or “anticipates,” or the negative of those words, or other comparable words or phrases. You can also identify forward-looking statements by discussions of strategy, beliefs, plans, targets, or intentions. Forward-looking statements necessarily depend on currently available assumptions, data, or methods that may be incorrect or imprecise and NEC may not be able to realize the results expected by them. You should not place undue reliance on forward-looking statements, which reflect NEC’s analysis and expectations only. Forward-looking statements are not guarantees of future performance and involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. Among the factors that could cause actual results to differ materially from such statements include (i) global economic conditions and general economic conditions in NEC’s markets, (ii) fluctuating demand for, and competitive pricing pressure on, NEC’s products and services, (iii) NEC’s ability to continue to win acceptance of NEC’s products and services in highly competitive markets, (iv) NEC’s ability to expand into foreign markets, such as China, (v) regulatory change and uncertainty and potential legal liability relating to NEC’s business and operations, (vi) NEC’s ability to restructure, or otherwise adjust, its operations to reflect changing market conditions, and (vii) movement of currency exchange rates, particularly the rate between the yen and the U.S. dollar. Any forward-looking statements speak only as of the date on which they are made. New risks and uncertainties come up from time to time, and it is impossible for NEC to predict these events or how they may affect NEC. NEC does not undertake any obligation to update or revise any of the forward-looking statements, whether as a result of new information, future events, or otherwise.

The management targets included in this material are not projections, and do not represent management’s current estimates of future performance. Rather, they represent targets that management will strive to achieve through the successful implementation of NEC’s business strategies.

Finally, NEC cautions you that the statements made in this material are not an offer of securities for sale. The securities may not be offered or sold in any jurisdiction in which registration is required absent registration or an exemption from registration under the applicable securities laws. For example, any public offering of securities to be made in the United States must be registered under the U.S. Securities Act of 1933 and made by means of an English language prospectus that contains detailed information about NEC and management, as well as NEC’s financial statements.